UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 211th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 6th, 2022

1.   DATE, TIME AND VENUE: On December 6, 2022, at 10:00 a.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The entire Fiscal Council of the Company (“Fiscal Council”) was present, who subscribe these minutes, establishing, therefore, quorum. Also present at the meeting were the Finance Director, Mr. Rodrigo Rossi Monari; and the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, attended the meeting as Secretary.

3.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Council unanimously decided as follows:

3.1. STATEMENT OF INTEREST ON CAPITAL: The proposal for the statement of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated, in the following terms:

“The proposal to deliberate Interest on Capital (“IoC”) based on the balance sheet as of November 30, 2022, in the gross amount of R$715,000,000.00, corresponding to R$607,750,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.42940582345¹ per common share (R$0.36499494993¹ net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 29, 2022. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum mandatory dividend for fiscal year 2022 ad referendum of the General Shareholders' Meeting to be held in 2023, and the payment will be made until July 31, 2023, the date to be set by the Company's Board of Directors.”

¹ Amount per share calculated considering the shareholding position of 11.23.2022. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 12.29.2022

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

3.2. STATEMENT OF INTERIM DIVIDENDS: The proposal for the statement of Interim Dividends (“Dividends”) to be submitted to the Company’s Board of Directors, was appreciated, in the following terms:

“The proposal to state the Interim Dividends, “ad referendum” of the General Shareholders' Meeting to be held in 2023, based on the balance sheet as of November 30, 2022, in the amount of R$1,000,000,000.00. The dividends per share is equivalent to R$0.60056758525² per common share.

The Dividends shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 29, 2022. After this date the shares will be considered “ex-dividends”.

The Dividends will be included in the minimum mandatory dividend for fiscal year 2022 “ad referendum” of the Annual Shareholders' Meeting to be held in 2023, and the payment will be made until October 31, 2023, the date to be set by the Company's Board of Directors.”

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4. CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, December 06, 2022.

Gabriela Soares Pedercini Fiscal Council Member	Cremênio Medola Netto Fiscal Council Member

Charles Edwards Allen Fiscal Council Member	Nathalia Pereira Leite Meeting Secretary

² Amount per share calculated considering the shareholding position of 11.23.2022. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 12.29.2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director